September 3, 2024

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
69 Yonge St. Suite 1404
Toronto, Ontario Canada M5E 1K3

       Re: ZenaTech, Inc.
           Amendment No. 8 to Registration Statement on Form F-1
           Filed August 20, 2024
           File No. 333-276838
Dear Shaun Passley:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-1
Consolidated Statements of Financial Position
For the Six Months Ended June 30, 2024 and June 30, 2023, page 142

1.     The line item for    Fixed assets, net    is presented outside of
current and long-term assets.
       Please classify as one or the other and reference any revisions in your response. Refer to
       IAS 1.
Note 11. Share Capital
Warrants Outstanding, page 165

2. We have reviewed your response to prior comment 8. The comment remains outstanding, and we are reissuing the comment. You disclose that on July 1, 2024, you effected a 1 to 6 reverse stock split of your common shares, and this resulted in warrants exercisable to purchase one share of common stock of the Company at $12 CAD, which is equal to
 September 3, 2024
Page 2

       $8.77 USD using a conversion rate of $1 USD to $1.368 as of the balance sheet date.
       However, this does not recalculate based on your previously reported amounts in
       Amendment No. 7 to the Registration Statement on Form F-1. You previously reported a
       warrant to purchase one share of the Company   s common stock at a share
price of $2.00
       USD or $2.71 CAD, which does not appear to recalculate to $12 CAD or $8.77 USD.
       This comment also applies to the disclosure for Warrants Outstanding on page 200 and disclosures for Propal Investments LLC Loan on other pages of your filing. Please revise or advise. In addition, reference any revisions in your response.
21. Subsequent Events, page 176

3. We have reviewed your response to prior comment 2. In addition, you disclose the following, which does not appear to be consistent with each other. Please revise or advise and reference any revisions in your response:
           The Company had 17,080,221 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of
           June 30, 2024.
           This prospectus relates to the registration of the resale of up 17,372,050 shares of our common stock on a post-reverse split basis, including 355,551 shares issuable upon exercise of outstanding warrants.
4.     We have reviewed your response to prior comment 2. Your Consolidated
Income
       Statements of Comprehensive Loss discloses common shares outstanding of 17,016,499 as of June 30, 2024 and 16,843,182 as of December 31, 2023. However, pages 176, 186, and 207 do not quantify these amounts consistently in the following disclosures. Please revise or advise and reference any revisions in your response:
           The Company had 17,080,221 shares of common stock on a post reverse stock split basis, including 63,722 shares issuable upon exercise of outstanding warrants as of
           June 30, 2024.
           The Company has 16,843,182 shares of common stock on a post reverse stock split basis as of December 31, 2023, including 63,722 shares issuable upon exercise of outstanding warrants.
Convertible Debt Table, page 199

5. Your response to prior comment 11 states that you have amended to correct for an inadvertent error. However, you disclose the number of shares debt can convert to be
       700,988. This does not recalculate based on your previously reported amount of 2,388,982 in the table on page 193 of Amendment No. 7 to the Registration Statement on Form F-1.
       Please revise or advise and reconcile those changes to the amounts previously reported in your response.
Notes
For the Years Ended December 31, 2023, and 2022
Note 11. Share Capital
Outstanding, page 199

6. Your response to prior comment 7 explains that you have revised your disclosure to state the low sales price was $1.44. However, the comment remains outstanding, and we are
 September 3, 2024
Page 3

       reissuing the comment. You disclose a share price of $1.44 for shares issued and outstanding on January 1, 2022, here and in other parts of the filing. However, on page 2, you disclose that based on information available to you, the low and high sales price per share of common stock for such private transactions during the period from January 1,
       2022 through July 25, 2024 was $1.71 and $10.28, respectively, on a post-reverse split basis. Please revise or advise as the price of $1.44 does not appear to fall within the range of $1.71 and $10.28. In addition, reference any revisions in your response.
12. Stock Compensation, page 200

7. We have reviewed your response to prior comment 1. You disclose that during January
       2022, you issued 185,000 common shares of the Company to your officers and board of directors at a price of $1.44 per share. Additionally, you disclose that Based on information available to us, the low and high sales price per share of common stock for such private transactions during the period from January 1, 2022 through July 25, 2024
       was $1.71 and $10.28, respectively, on a post-reverse split basis   .
Please tell us why the
       price you have used to calculate the stock-based compensation fall below the low sales prices from January 1, 2022 through July 25, 2024. Reference any revisions in your response.
       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Karim Lalani